UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Act of 1935
File No.  70-7218
Report Date:  October 1, 2001 to December 31, 2001


In the Matter of:
Central and South West Corporation
AEP Credit, Inc.


         1. AEP Credit, Inc. (Credit) hereby files a balance sheet as of December 31, 2001, statements of income for the three and twelve-month periods ended December 31, 2001, and 2000, and notes to the financial statements as
Exhibit 1 attached hereto.

         2. On May 30, 2001, AEP Credit stopped issuing commercial paper and allowed its $2 billion unsecured revolving credit facility to mature. Funding needs were replaced on May 30, 2001 with a $1.5 billion variable funding note from multi-seller commercial paper conduits and certain banks. The variable funding note was, in turn, replaced on December 31, 2001 when AEP Credit entered into a sale of receivables agreement with the same group of multi-seller commercial paper conduits and banks. At December 31, 2001, AEP Credit had a $1.2 billion commitment from the banks under the sale of receivables agreement to purchase undivided interests in the receivables from AEP Credit, of which $1.1 billion was outstanding.

         At December 31, 2001, AEP Credit had no outstanding borrowings under the variable funding note. For borrowings under the variable funding note during the fourth quarter of 2001, AEP Credit had borrowed from the multi-seller commercial paper conduit administered by Citicorp North America, Inc. at an effective rate of 2.70% and had borrowed from the multi-seller commercial paper conduit administered by Bank One, NA at an effective rate of 2.58%. At December 31, 2001, the initial variable discount rate for the sale of accounts receivable to the conduits under the sale of receivables agreement was 2.28%.

         3. Credit hereby files, as Exhibit 2 attached hereto the earnings coverage for Credit's indebtedness for the period from October 1, 2001 through December 31, 2001 and Credit's capital structure at December 31, 2001. Credit hereby files as Exhibit 3 attached hereto the twelve-month average of outstanding accounts receivable, twelve-month average of accounts receivable purchases from non-affiliated companies, and bad debt write-offs related to non-affiliated companies during said period as of the end of each month.

         4. With respect to affiliated companies, Central Power and Light Company (CPL), Columbus Southern Power Company (CSP), Indiana Michigan Power Company (I&M), Kentucky Power Company (KP), Ohio Power Company (OPC), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), West Texas Utilities Company (WTU), Appalachian Power (AP) and Kingsport (KGP), Credit hereby certifies that the allowed returns on common equity for the period from October 1, 2001 through December 30, 2001 were unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 4, 5 and 6, respectively, attached hereto.

         5. With respect to Reliant Energy HL&P, formerly known as Houston Lighting & Power Company, Credit had a twelve-month average of outstanding receivable balances for the period ending December 31, 2001 of $606,782,841. During the quarter ended December 31, 2001 the daily maximum balance relating to the purchase of accounts receivable from Reliant Energy HL&P was $630,226,815.

      On December 28, 2001, Reliant Energy HLP entered into a settlement agreement with AEP Credit to terminate the purchase of Reliant Energy HLP's accounts receivable by AEP Credit. In January 2002, AEP Credit stopped purchasing accounts receivable from Reliant Energy HLP and Reliant Energy HLP repurchased its accounts receivable from AEP Credit.

         6. Credit hereby files as Exhibit 7 attached hereto the calculation, by month, of the CPL finder fee attributable to the factoring of Reliant Energy HL&P receivables by Credit.

         7. Credit hereby files as Exhibit 8 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period October 1, 2001 through December 31, 2001.

         8. Copy of the audited annual financial statements for the year ended December 31, 2000. [CSW/AEP Credit File Number 70-7218, Exhibit 9, first quarter 2001]

         9. Copy of the accounting system procedures and chart of accounts of Credit as maintained by American Electric Power Service Corporation (AEPSC). [CSW/AEP Credit File Number 70-7218, Exhibit 10, first quarter 2001]

         10. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, May 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21,
1993, December 16, 1994, and March 11, 1997, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, AEP Credit Inc. has duly caused this report to be signed on the 20th day of February, 2002.




                                         By :   /s/ Armando Pena
                                      -----------------------------
                                                 Armando Pena
                                                 Treasurer



1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000

                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                          Transmission
Number                    Exhibit                                   Method
-------                   -------                                ------------
   1  Unaudited balance sheet as of December 31, 2001             Electronic
      unaudited statements of income for the three and twelve month periods ended December 31, 2001, and unaudited notes to the financial statements.

   2  Earnings coverage for the period from October 1,            Electronic
      2001 through December 31, 2001 and capital structure at December 31, 2001.


   3  Twelve month average as of the end of each month of         Electronic
      outstanding accounts receivable of affiliated and non-affiliated companies, twelve month average as of the end of each month of accounts receivable purchases from non-affiliated companies, and bad debt write-offs related to non-affiliated companies during the period October 1, 2001 through December 31, 2001.

   4  Discount calculation for affiliated companies for the       Electronic
      three months ended December 31, 2001.

   5  Analysis of the allowed returns on common equity for        Electronic
      affiliated companies at December 31, 2001.

   6  Factoring expense savings for the affiliated companies      Electronic
      for the three months ended December 31, 2001.

   7  Calculation, by month, of CPL finder fee attributable       Electronic
      to factoring of Reliant Energy HL&P receivables during the period October 1, 2001 through December 31, 2001.







                                                                                                    EXHIBIT 1
                                                                                                  Page 1 of 3

                                                 AEP CREDIT, INC.
                                                  BALANCE SHEET
                                             AS OF DECEMBER 31, 2001
                                              (Thousands, Unaudited)

                                              ASSETS
     CURRENT ASSETS:
         Cash and cash equivalents                                                          $               -
         Accounts receivable - Affiliated                                                             159,841
         Accounts receivable - Nonaffiliated                                                          124,143
         Allowance For Uncollectible Accounts                                                        (17,578)
                                                                                              ----------------
                     Total current assets                                                             266,406

     OTHER ASSETS:
         Deferred income taxes                                                                          7,741
         Other                                                                                            663
                                                                                              ----------------

                  Total other assets                                                                    8,404
                                                                                              ----------------

                  Total assets                                                              $         274,810
                                                                                              ================

                               LIABILITIES AND STOCKHOLDER'S EQUITY
     CURRENT LIABILITIES:
         Short-term debt - Affiliated                                                       $          63,662
         Deferred income tax                                                                                -
         Deferred credits                                                                              26,583
         Accounts payable - Affiliated                                                                  2,426
         Accounts payable - Nonaffiliated                                                              90,929
         Unearned revenue                                                                               8,319
         Other liabilities                                                                             17,313
                                                                                              ----------------

                  Total current liabilities                                                           209,232
                                                                                              ----------------

     STOCKHOLDER'S EQUITY:
         Common stock, no par; authorized 1,000 shares;
              Issued and outstanding 283 shares                                                             1
         Additional Paid-in capital                                                                    65,577
                                                                                              ----------------
                           Total stockholder's equity                                                  65,578

                  Total liabilities and stockholder's equity                                $         274,810
                                                                                              ================


                         The accompanying notes to the financial statements are an integral part of these statements.





                                                                                                                         EXHIBIT 1
                                                                                                                       Page 2 of 3

                                AEP CREDIT, INC.
                              STATEMENTS OF INCOME
                        FOR THE PERIODS ENDED DECEMBER 31
                             (Thousands, Unaudited)


                                                                Three Months Ended                   Twelve Months Ended
                                                              2001             2000                2001              2000
                                                         ---------------  ----------------     --------------    --------------
REVENUES                                               $         53,349 $          39,827    $       172,720   $       128,765

OPERATING EXPENSES:
     Interest                                                     9,083             22,0566           57,425            66,215
     Provision for bad debts                                     14,239             9,494             57,771            36,995
     Bank and Credit line fees                                    1,234               953              4,945             2,767
     General and administrative                                   (192)               701              1,960             2,142
                                                         ---------------  ----------------     --------------    --------------

                                                                 24,364            33,204            122,101           108,119
                                                         ---------------  ----------------     --------------    --------------

OPERATING INCOME                                                 28,985             6,623             50,619            20,646
                                                         ---------------  ----------------     --------------    --------------

OTHER INCOME AND (DEDUCTIONS):
     Interest income                                                  4                 -                  4                84
     Loss on sale of A/R                                        (7,611)                 -            (7,611)                 -
     Tax benefit of parent company loss                              45               375                 84               617
                                                         ---------------  ----------------     --------------    --------------

                                                                (7,562)               375            (7,523)               701
                                                         ---------------  ----------------     --------------    --------------

INCOME BEFORE FEDERAL INCOME TAXES                               21,423             6,998             43,096            21,347
                                                         ---------------  ----------------     --------------    --------------

INCOME TAXES:
     Current                                                      6,310             2,392             14,550            11,162
     Deferred                                                     2,009              (74)              1,341           (3,906)
                                                         ---------------  ----------------     --------------    --------------

                                                                  8,319             2,318             15,891             7,256
                                                         ---------------  ----------------     --------------    --------------

NET INCOME                                             $         13,104 $           4,680    $        27,205   $        14,091
                                                         ===============  ================     ==============    ==============





                   The accompanying notes to the financial statements are an integral part of these statements.

                                                            EXHIBIT 1
                                                          Page 3 of 3

                                 AEP CREDIT, INC.
                          NOTES TO FINANCIAL STATEMENTS
                            DECEMBER 31, 2001 AND 2000

1.  GENERAL:

The accompanying unaudited financial statements should be read in conjunction with the 2000 audited financial statements. Certain prior-period amounts have been reclassified to conform to current-period presentation. In the opinion of management, these unaudited financial statements reflect all adjustments (consisting of only normal recurring accruals), which are necessary for a fair presentation of the results of operations for interim periods.

2.  SHORT-TERM DEBT:

The Company issued commercial paper on a stand-alone basis up to May 30, 2001. The Company is currently providing low-cost financing for AEP's electric utility operating companies through factoring receivables.
The receivables arise primarily from the sale and delivery of  electricity.
On May 30, 2001, the Company stopped issuing commercial paper and allowed its $2 billion unsecured revolving credit facility to mature.
Funding needs were replaced on May 30, 2001 by a $1.5 billion variable funding note with a group of banks. The variable funding note was, in turn, replaced on December 31, 2001 when the Company entered into a sale of receivables agreement with the same group of banks.

Under the sale of receivables agreement, the Company sells an interest in the receivables it acquired from its clients to the commercial paper conduits and banks and receives cash. This transaction constitutes a sale of receivables in accordance with SFAS 140, allowing the receivables to be taken off of the Company's balance sheet. AEP has no ownership interest in the commercial paper conduits and does not consolidate these entities in accordance with GAAP (Generally Accepted Accounting Principles).
At December 31, 2001, the banks had a $1.2 billion commitment under the sale of receivables agreement, to purchase receivables from the Company, of which $1.1 billion was outstanding. The commitment under the sale of receivables agreement declines to $1.1 billion on January 31, 2002 and to $900 million on February 28, 2002, where it remains until the expiration of the commitment on May 30, 2002. Any receivables eligible for sale on the Company's books at the time of sale that are not sold are pledged as collateral for the collection of receivables sold.

At year ended December 31, 2001, the Company had:

                                                                $ Millions
                                                               -----------
Accounts Receivables Sold                                            1,045
Accounts  Receivables  Eligible for Sale and                           161
Pledged as Collateral
Deferred  Revenue  from  Servicing  Accounts                             5
Receivables
Loss on Sale of Accounts Receivables                                     8
Initial Variable Discount Rate                                       2.28%





3.  ReLIANT ENERGY HL&P:

The Company entered into an agreement with Reliant Energy HL&P (formerly Houston Lighting & Power Company) to purchase substantially all of its utility receivables. During the quarters ended December 31, 2001 and 2000, the Company had average Reliant Energy HL&P receivable balances of $606,783,000 and $466,354,000, respectively.

On December 28, 2001, Reliant Energy HLP entered into a settlement agreement with the Company to terminate the purchase of Reliant Energy HLP's accounts receivable by the Company. As part of the settlement agreement, Reliant agreed to make a payment to the Company to be released from the purchase and agency agreements, which otherwise would have expired in 2005. On January 22, 2002, the Company stopped purchasing accounts receivable from Reliant HLP. On January 25, 2002, Reliant Energy HLP repurchased its outstanding accounts receivable from the Company.



                                                                                                              EXHIBIT 2


                                                   AEP CREDIT, INC.
                                                   EARNINGS COVERAGE
                                              (Thousands, except ratios)

                                                                                     2001

                                                              October              November               December
Net Income                                                         $2,112               $1,600                   $9,392
Income Taxes                                                        1,114                  839                    6,321
Tax Benefit of Parent
  Company Loss                                                         15                   15                       15
Interest Expense/                                                   4,206                3,313                    2,797
  Credit Line Fees
                                                           ---------------      ---------------      -------------------

Earnings                                                           $7,447               $5,767                  $18,525
                                                           ===============      ===============      ===================

Interest Expense/                                                  $4,206               $3,313                   $2,797
  Credit Line Fees

Ratio of Earnings
  To Fixed Charges                                                   1.77                 1.74                     6.62

Ratio of Earnings
  To Fixed Charges                                                   1.77                 1.74                     1.97
     (Excluding One-Time Item)

                                             CAPITAL STRUCTURE
                                             DECEMBER 31, 2001
                                                (Thousands)

                                $
Short-Term Debt                              $         -              0%

Interco Loan                                      63,662             49%

Common Equity                                     65,578             51%

                                     --------------------   -------------
Total                                        $   129,240            100%
                                     ====================   =============

                                   CAPITAL STRUCTURE ADJUSTED FOR
                                 ACCOUNTS RECEIVABLE SOLD TO BANKS
                                         DECEMBER 31, 2001
                                            (Thousands)







Accounts Receivable Sold to Banks           $  1,045,316             89%

Interco Loan                                      63,662              5%

Common Equity                                     65,578              6%
                                     --------------------   -------------
Total
                                            $  1,174,556            100%
                                     ====================   =============




                                                                                                            EXHIBIT 3

                                                                                                          Page 1 of 2
                                  AEP CREDIT, INC.
                  AVERAGE MONTHLY ACCOUNTS RECEIVABLE BALANCES
                              USING 50% RESTRICTION
                                   (Thousands)



                                                 Twelve Months                Twelve Months                Twelve Months
                                                     Ended                        Ended                        Ended
                                                October 31, 2001             November 30, 2001           December 31, 2001
                                             -----------------------     -------------------------   ---------------------------
           AFFILIATES
---------------------------------
AP                                                         $ 67,367                      $ 66,343                      $ 65,921
CPL                                                         183,458                       184,143                       183,733
PSO                                                         112,200                       109,634                       107,858
SWEPCO                                                      103,837                       103,538                       103,135
WTU                                                           7,437                         7,360                         7,351
CSP                                                          27,471                        27,596                        27,538
I&M                                                          96,967                        93,899                        91,115
KGP                                                         117,811                       115,882                       113,422
KP                                                          102,366                       102,158                       101,564
OPC                                                          52,028                        51,642                        51,072
                                             -----------------------     -------------------------   ---------------------------

                            Total Affiliates:              $870,943                      $862,195                      $852,709
                                             =======================     =========================   ===========================

         NON-AFFILIATES
---------------------------------
Texas - New Mexico Power                                   $597,981                      $605,905                      $606,783
 Reliant Energy HL&P                                         59,406                        59,673                        59,867
                                             -----------------------     -------------------------   ---------------------------

                                                           $657,387                      $665,578                      $666,650
                                             -----------------------     -------------------------   ---------------------------
 Reliant Energy HL&P Receivables sold to
    Third parties                                                 0                             0                             0
                                             -----------------------     -------------------------   ---------------------------

                        Total Non-Affiliates:              $657,387                      $665,578                      $666,650
                                             =======================     =========================   ===========================

Over/(Under) 50% Restriction                              ($213,556)                    ($196,617)                    ($186,059)
                                             =======================     =========================   ===========================








                                                                                                                       Exhibit 3
                                                                                                                     Page 2 of 2

                  AVERAGE MONTHLY ACCOUNTS RECEIVABLE PURCHASES
                        USING TEMPORARY RELIEF PROVISIONS
                                   (Thousands)



                                                            Twelve Months Ended   Twelve Months Ended    Twelve Months Ended
OTHER NON-AFFILIATES:                                         October 31, 2001     November 30, 2001      December 31, 2001
-------------------------------------------------------------------------------------------------------------------------------


Reliant Energy HL&P                                         $       496,482        $     494,696          $    485,107

Temporary Relief Provision                                          450,000              450,000               450,000
                                                            ------------------------------------------------------------------

Over/(Under) Temporary Relief Provision                     $        46,482        $      44,696          $     35,107
                                                           ===================================================================


Texas-New Mexico Power                                      $        56,119        $      55,904          $     55,277

Temporary Relief Provision                                          100,000              100,000               100,000
                                                            ------------------------------------------------------------------

Over/(Under) Temporary Relief Provision                     $       (43,881)       $     (44,096)         $    (44,723)
                                                           ===================================================================


                                                   AEP CREDIT, INC.
                                                  BAD DEBT WRITE-OFFS
                                                      (Thousands)

                                                              October 31, 2001     November 30, 2001      December 31, 2001
                                                           -------------------------------------------------------------------
NON-AFFILIATES:
--------------

Reliant Energy HL&P                                           $       2,027          $     3,257         $       5,048

Texas-New Mexico Power                                                  393                  586                   169
                                                            ------------------------------------------------------------------

                                   Total Non-Affiliates:      $       2,420          $     3,843         $       5,217
                                                           ===================================================================


                                                              EXHIBIT 4
                                                           Page 1 of 10

                         CENTRAL POWER AND LIGHT COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED DECEMBER 31, 2001




                                               Retail             Wholesale
                                             ------------        ------------


Weighted Cost of Capital (Annualized)           0.022750             0.02306
Average Days Outstanding                           43.54               22.00
                                             ------------        ------------
Weighted Cost of Capital (Average
Days Outstanding)                               0.002714            0.001390
Collection Experience Factor                    0.002958            0.000017
Agency Fee Rate                                 0.020000            0.020000
                                             ------------        ------------

Total Discount Factor                           0.025672            0.021407
                                             ============        ============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                            2.7288%
RETAIL ROCE                                                   10.9000%
WHOLESALE ROCE                                                11.4900%
TAX RATE                                                      38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                       95.0000%
EQUITY RATIO                                                   5.0000%

                                                                   EXHIBIT 4
                                                                Page 2 of 10

                    PUBLIC SERVICE COMPANY OF OKLAHOMA
                           DISCOUNT CALCULATION
                    THREE MONTHS ENDED DECEMBER 31, 2001



                                              Retail             Wholesale
                                            ------------        ------------


Weighted Cost of Capital (Annualized)          0.022802            0.023060
Average Days Outstanding                          38.82               27.30
                                            ------------        ------------
Weighted Cost of Capital (Average
Days Outstanding)                              0.002425            0.001725
Collection Experience Factor                   0.004294            0.000000
Agency Fee Rate                                0.020000            0.020000
                                            ------------        ------------

Total Discount Factor                          0.026719            0.021725
                                            ============        ============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                         2.7288%
RETAIL ROCE                                                11.0000%
WHOLESALE ROCE                                             11.4900%
TAX RATE                                                   38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                    95.0000%
EQUITY RATIO                                                5.0000%

                                                                EXHIBIT 4
                                                             Page 3 of 10

                    SOUTHWESTERN ELECTRIC POWER COMPANY
                           DISCOUNT CALCULATION
                     THREE MONTHS ENDED DECEMBER 31, 2001




                                       Arkansas  Louisiana    Texas   Wholesale
                                      ---------- ----------  -------- ----------


Weighted Cost of Capital (Annualized)  0.022671   0.022855   0.025274   0.02306
Average Days Outstanding                  43.69      52.18      39.00     38.24
                                      ---------- ----------  -------- ----------
Weighted Cost of Capital (Average
Days Outstanding)                      0.002714   0.003267   0.002700  0.002416
Collection Experience Factor           0.002903   0.002810   0.002059  0.000000
Agency Fee Rate                        0.020000   0.020000   0.020000  0.020000
                                      ---------- ----------  -------- ----------

Total Discount Factor                  0.025617   0.026077   0.024759  0.022416
                                      ========== ==========  ======== ==========






ASSUMPTIONS

INTEREST RATE AND PUCHASE DISCOUNT     2.7288%    2.7288%     2.7288%
ROCE                                  10.7500%   11.1000%    15.7000%  11.4900%
TAX RATE                              38.0000%   38.0000%    38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT
RATIO                                 95.0000%   95.0000%    95.0000%
EQUITY RATIO                           5.0000%    5.0000%     5.0000%

                                                              EXHIBIT 4
                                                           Page 4 of 10

                          WEST TEXAS UTILITIES COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED DECEMBER 31, 2001




                                               Retail          Wholesale
                                            -------------    --------------


Weighted Cost of Capital (Annualized)           0.022999          0.023060
Average Days Outstanding                           49.48             20.55
                                            -------------    --------------
Weighted Cost of Capital (Average
Days Outstanding)                               0.003118          0.001298
Collection Experience Factor                    0.003181          0.000000
Agency Fee Rate                                 0.020000          0.020000
                                            -------------    --------------

Total Discount Factor                           0.026299          0.021298
                                            =============    ==============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                        2.7288%
RETAIL ROCE                                               11.3750%
WHOLESALE ROCE                                            11.4900%
TAX RATE                                                  38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                   95.0000%
EQUITY RATIO                                               5.0000%

                                                                EXHIBIT 4
                                                             Page 5 of 10

                         COLUMBUS SOUTHERN POWER COMPANY
                              DISCOUNT CALCULATION
                       THREE MONTHS ENDED DECEMBER 31, 2001




                                                           Retail
                                                        -------------


Weighted Cost of Capital (Annualized)                        0.02357
Average Days Outstanding                                       38.40
                                                        -------------
Weighted Cost of Capital (Average
Days Outstanding)                                           0.002480
Collection Experience Factor                                0.008914
Agency Fee Rate                                             0.020000
                                                        -------------

Total Discount Factor                                       0.031394
                                                        =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                          2.7288%
RETAIL ROCE                                                 12.4600%
TAX RATE                                                    38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                     95.0000%
EQUITY RATIO                                                 5.0000%

                                                                    EXHIBIT 4
                                                                 Page 6 of 10

                         INDIANA MICHIGAN POWER COMPANY
                              DISCOUNT CALCULATION
                       THREE MONTHS ENDED DECEMBER 31, 2001




                                              Indiana           Michigan
                                            ------------      -------------


Weighted Cost of Capital (Annualized)          0.023328           0.023854
Average Days Outstanding                          33.23              37.77
                                            ------------      -------------
Weighted Cost of Capital (Average
Days Outstanding)                              0.002124           0.002468
Collection Experience Factor                   0.002701           0.003025
Agency Fee Rate                                0.020000           0.020000
                                            ------------      -------------

Total Discount Factor                          0.024825           0.025493
                                            ============      =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT             2.7288%            2.7288%
ROCE                                           12.0000%           13.0000%
TAX RATE                                       38.0000%           38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO        95.0000%           95.0000%
EQUITY RATIO                                    5.0000%            5.0000%

                                                         EXHIBIT 4
                                                      Page 7 of 10

                             KENTUCKY POWER COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED DECEMBER 31, 2001




                                                      Retail
                                                   -------------


Weighted Cost of Capital (Annualized)                  0.023065
Average Days Outstanding                                  34.30
                                                   -------------
Weighted Cost of Capital (Average
Days Outstanding)                                      0.002168
Collection Experience Factor                           0.004698
Agency Fee Rate                                        0.020000
                                                   -------------

Total Discount Factor                                  0.026866
                                                   =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                     2.7288%
RETAIL ROCE                                            11.5000%
TAX RATE                                               38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                95.0000%
EQUITY RATIO                                            5.0000%

                                                                  EXHIBIT 4
                                                               Page 8 of 10

                               OHIO POWER COMPANY
                              DISCOUNT CALCULATION
                         THREE MONTHS ENDED DECEMBER 31, 2001




                                                         Retail
                                                      -------------


Weighted Cost of Capital (Annualized)                     0.023755
Average Days Outstanding                                     27.26
                                                      -------------
Weighted Cost of Capital (Average
Days Outstanding)                                         0.001774
Collection Experience Factor                              0.007267
Agency Fee Rate                                           0.020000
                                                      -------------

Total Discount Factor                                     0.029041
                                                      =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                        2.7288%
RETAIL ROCE                                               12.8100%
TAX RATE                                                  38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                   95.0000%
EQUITY RATIO                                               5.0000%

                                                                 EXHIBIT 4
                                                              Page 9 of 10

                            APPALACHIAN POWER COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED DECEMBER 31, 2001




                                                         Virginia
                                                        ------------


Weighted Cost of Capital (Annualized)                      0.022723
Average Days Outstanding                                      31.91
                                                        ------------
Weighted Cost of Capital (Average
Days Outstanding)                                          0.001987
Collection Experience Factor                               0.003680
Agency Fee Rate                                            0.020000
                                                        ------------

Total Discount Factor                                      0.025667
                                                        ============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                       2.7288%
RETAIL ROCE                                               10.850%
TAX RATE                                                 38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                  95.0000%
EQUITY RATIO                                              5.0000%

                                                                    EXHIBIT 4
                                                                Page 10 of 10

                                    KINGSPORT
                               DISCOUNT CALCULATION
                         THREE MONTHS ENDED DECEMBER 31, 2001




                                                         Retail
                                                      -------------


Weighted Cost of Capital (Annualized)                     0.023328
Average Days Outstanding                                     33.22
                                                      -------------
Weighted Cost of Capital (Average
Days Outstanding)                                         0.002123
Collection Experience Factor                              0.004028
Agency Fee Rate                                           0.020000
                                                      -------------

Total Discount Factor                                     0.026151
                                                      =============






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                        2.7288%
RETAIL ROCE                                               12.0000%
TAX RATE                                                  38.0000%
ACCOUNTS RECEIVABLE SOLD AND DEBT RATIO                   95.0000%
EQUITY RATIO                                               5.0000%

                                                                     EXHIBIT 5


                                      AEP CREDIT, INC.
                              ALLOWED RETURNS ON COMMON EQUITY
                             THREE MONTHS ENDED DECEMBER 31, 2001


                                                           ALLOWED
                                                            RETURN
                                                         -------------

              CPL
                 - RETAIL                                    10.9000%
                 - WHOLESALE                                 11.4900%

              PSO
                 - RETAIL                                    11.0000%
                 - WHOLESALE                                 11.4900%

              SWEPCO
                 - ARKANSAS                                  10.7500%
                 - LOUISIANA                                 11.1000%
                 - TEXAS                                     15.7000%
                 - WHOLESALE                                 11.4900%

              WTU
                 - RETAIL                                    11.3750%
                 - WHOLESALE                                 11.4900%

              CSP
                - RETAIL                                     12.4600%

              I&M
                - INDIANA                                    12.0000%
                - MICHIGAN                                   13.0000%

              KP
                - RETAIL                                     11.5000%

              OPC
                - RETAIL                                     12.8100%

              AP
                - VIRGINIA                                   10.8500%

              KGP
                 - RETAIL                                    12.0000%

                                                                     EXHIBIT 6




                               AEP CREDIT, INC.
                            AFFILIATED COMPANIES
                          FACTORING EXPENSE SAVINGS
                      THREE MONTHS ENDED DECEMBER 31, 2001
                                (Thousands)


                20%                      5%
               EQUITY                  EQUITY                    SAVINGS
            -------------            ------------             ---------------
AP                  $861                    $533                        $328
CPL                2,624                   1,632                         992
CSP                1,633                     961                         672
I&M                1,480                     879                         602
KGP                  105                      62                          42
KP                   373                     226                         148
OPC                1,393                     811                         582
PSO                1,334                     828                         506
SWEPCO             1,572                     920                         652
WTU                  676                     411                         264
            -------------            ------------             ---------------

TOTAL            $12,051                  $7,263                      $4,788
            =============            ============             ===============



                                                                                                     EXHIBIT 7
                                                                                                   Page 1 of 3

                                AEP CREDIT, INC.
                  FACTORING OF RELIANT ENERGY HL&P RECEIVABLES
                          CALCULATION OF CPL FINDER FEE


                               Reliant
                             Energy HL&P
                             Receivables              Finder Fee             Finder Fee
        Date                   Balance                   Rate                  Amount
 -------------------    ----------------------    --------------------   --------------------
 1 Oct 2001                    748,106,385.09                0.000044            $ 32,168.57
 2 Oct 2001                    705,255,783.02                0.000043              30,326.00
 3 Oct 2001                    729,037,286.97                0.000043              31,348.60
 4 Oct 2001                    722,648,695.85                0.000043              31,073.89
 5 Oct 2001                    732,263,178.27                0.000043              31,487.32
 6 Oct 2001                    732,263,178.27                0.000000                      0
 7 Oct 2001                    732,263,178.27                0.000000                      0
 8 Oct 2001                    732,263,178.27                0.000000                      0
 9 Oct 2001                    699,836,333.33                0.000043              30,092.96
 10 Oct 2001                   717,823,178.83                0.000044              31,584.22
 11 Oct 2001                   723,404,856.47                0.000044              31,829.81
 12 Oct 2001                   720,211,108.67                0.000044              31,689.29
 13 Oct 2001                   720,211,108.67                0.000000                      0
 14 Oct 2001                   720,211,108.67                0.000000                      0
 15 Oct 2001                   719,796,607.62                0.000044              31,671.05
 16 Oct 2001                   715,644,697.35                0.000044              31,488.37
 17 Oct 2001                   714,904,349.43                0.000044              31,455.79
 18 Oct 2001                   720,078,959.39                0.000044              31,683.47
 19 Oct 2001                   712,447,919.96                0.000044              31,347.71
 20 Oct 2001                   712,447,919.96                0.000000                      0
 21 Oct 2001                   712,447,919.96                0.000000                      0
 22 Oct 2001                   703,774,823.19                0.000044              30,966.09
 23 Oct 2001                   682,269,065.41                0.000045              30,702.11
 24 Oct 2001                   667,288,507.62                0.000045              30,027.98
 25 Oct 2001                   663,302,336.54                0.000045              29,848.61
 26 Oct 2001                   663,302,336.54                0.000045              29,848.61
 27 Oct 2001                   663,302,336.54                0.000000                      0
 28 Oct 2001                   663,302,336.54                0.000000                      0
 29 Oct 2001                   633,689,694.95                0.000045              28,516.04
 30 Oct 2001                   639,569,421.07                0.000045              28,780.62
 31 Oct 2001                   644,492,472.56                0.000045              29,002.16
                                                                         --------------------

 October 2001
                                                                                 $676,939.27
                                                                         ====================






                                                                                                      EXHIBIT 7
                                                                                                    Page 2 of 3

                                AEP CREDIT, INC.
                  FACTORING OF RELIANT ENERGY HL&P RECEIVABLES
                          CALCULATION OF CPL FINDER FEE


                                  Reliant
                                Energy HL&P
                                Receivables              Finder Fee              Finder Fee
         Date                     Balance                   Rate                   Amount
 ----------------------    ----------------------    -------------------    ----------------------
 1 Nov 2001                       642,647,956.21               0.000045               $ 28,919.16
 2 Nov 2001                       634,335,381.43               0.000045                 28,545.09
 3 Nov 2001                       634,335,381.43               0.000000                         0
 4 Nov 2001                       634,335,381.43               0.000000                         0
 5 Nov 2001                       626,763,029.77               0.000045                 28,204.34
 6 Nov 2001                       637,224,910.32               0.000045                 28,675.12
 7 Nov 2001                       622,481,416.85               0.000045                 28,011.66
 8 Nov 2001                       624,218,668.77               0.000045                 28,089.84
 9 Nov 2001                       619,657,621.43               0.000045                 27,884.59
 10 Nov 2001                      619,657,621.43               0.000000                         0
 11 Nov 2001                      619,657,621.43               0.000000                         0
 12 Nov 2001                      619,657,621.43               0.000000                         0
 13 Nov 2001                      606,559,502.07               0.000045                 27,295.18
 14 Nov 2001                      629,899,735.07               0.000045                 28,345.49
 15 Nov 2001                      628,925,341.31               0.000045                 28,301.64
 16 Nov 2001                      638,236,958.57               0.000045                 28,720.66
 17 Nov 2001                      638,236,958.57               0.000000                         0
 18 Nov 2001                      638,236,958.57               0.000000                         0
 19 Nov 2001                      642,446,324.37               0.000045                 28,910.08
 20 Nov 2001                      624,719,442.04               0.000046                 28,737.09
 21 Nov 2001                      622,770,296.84               0.000046                 28,647.43
 22 Nov 2001                      622,770,296.84               0.000000                         0
 23 Nov 2001                      622,770,296.84               0.000000                         0
 24 Nov 2001                      622,770,296.84               0.000000                         0
 25 Nov 2001                      622,770,296.84               0.000000                         0
 26 Nov 2001                      615,167,855.72               0.000046                 28,297.72
 27 Nov 2001                      601,064,580.49               0.000046                 27,648.97
 28 Nov 2001                      594,797,194.88               0.000046                 27,360.67
 29 Nov 2001                      585,650,327.61               0.000046                 26,939.92
 30 Nov 2001                      583,701,249.22               0.000046                 26,850.26

 November 2001
                                                                                       $534,384.91
                                                                            ======================







                                                                                                       EXHIBIT 7
                                                                                                     Page 3 of 3

                                  AEP CREDIT, INC.
                   FACTORING OF RELIANT ENERGY HL&P RECEIVABLES
                          CALCULATION OF CPL FINDER FEE


                                  Reliant
                                Energy HL&P
                                Receivables              Finder Fee             Finder Fee
         Date                     Balance                   Rate                  Amount
------------------------   ----------------------    --------------------   --------------------
------------------------   ----------------------    --------------------   --------------------
1 Dec 2001                        583,701,249.22                0.000000                      0
2 Dec 2001                        583,701,249.22                0.000000                      0
3 Dec 2001                        583,510,129.69                0.000046              26,841.47
4 Dec 2001                        580,211,587.62                0.000046              26,689.73
5 Dec 2001                        571,816,023.18                0.000046              26,303.54
6 Dec 2001                        563,625,666.86                0.000046              25,926.78
7 Dec 2001                        563,092,134.53                0.000046              25,902.24
8 Dec 2001                        563,092,134.53                0.000000                      0
9 Dec 2001                        563,092,134.53                0.000000                      0
10 Dec 2001                       566,778,625.37                0.000046              26,071.82
11 Dec 2001                       572,010,236.15                0.000046              26,312.47
12 Dec 2001                       573,970,878.43                0.000046              26,402.66
13 Dec 2001                       577,290,042.83                0.000046              26,555.34
14 Dec 2001                       584,325,699.38                0.000046              26,878.98
15 Dec 2001                       584,325,699.38                0.000000                      0
16 Dec 2001                       584,325,699.38                0.000000                      0
17 Dec 2001                       572,516,964.78                0.000046              26,335.78
18 Dec 2001                       566,930,435.05                0.000046              26,078.80
19 Dec 2001                       565,310,719.39                0.000046              26,004.29
20 Dec 2001                       559,916,858.22                0.000046              25,756.18
21 Dec 2001                       566,511,509.53                0.000046              26,059.53
22 Dec 2001                       566,511,509.53                0.000000                      0
23 Dec 2001                       566,511,509.53                0.000000                      0
24 Dec 2001                       566,511,509.53                0.000000                      0
25 Dec 2001                       566,511,509.53                0.000000                      0
26 Dec 2001                       564,545,573.63                0.000046              25,969.10
27 Dec 2001                       541,038,990.36                0.000046              24,887.79
28 Dec 2001                       533,195,058.99                0.000046              24,526.97
29 Dec 2001                       533,195,058.99                0.000000                      0
30 Dec 2001                       533,195,058.99                0.000000                      0
30 Dec 2001                       535,268,702.60                0.000047              25,157.63

                                                                           --------------------
December 2001
                                                                                    $494,661.10
                                                                           ====================